U.S. SEC 04017750 OMMISSION
9

FACING PAGE

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III	Information Required of Brokers & Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8 (8)21409

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advest, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

90 State House Square
(No. and Street)

Hartford	Connecticut	06103
(City)	(State)	(Zip Code)

PROCESSED
APR 29 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 26 2004
WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason H. Diamond (860) 509-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Pricewaterhouse Coopers L.L.P.

(ADDRESS)	100 Pearl Street	Hartford	Connecticut	06103
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Account
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 210.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jason H. Diamond , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advest, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None or no exceptions.

Signature

Executive Vice President and
Chief Financial Officer

Title

Donna L. Wojtyna

Notary Public

My Commission Expires: 5/31/06

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of financial condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of of the previous audit

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of Advest, Inc.

In our opinion, the accompanying statement of financial condition of Advest, Inc. (the "Company") (a wholly-owned subsidiary of The Advest Group, Inc.) and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission, present fairly, in all material respects, the financial condition of the Company at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2004

Advest, Inc.
(A wholly-owned subsidiary of The Advest Group, Inc.)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 2,829,460
Cash and investments segregated under U.S. Federal and other regulations	1,501,463
Securities inventory, at market value, held at clearing broker	759,509,780
Receivable from clearing broker	42,850,532
Loans and other receivables	75,277,270
Equipment and leasehold improvements, net	11,508,988
Goodwill	155,319,539
Other assets	33,627,994
Total assets	$ 1,082,425,026
Liabilities	
Securities sold, not yet purchased, at market value	$ 649,294,123
Accrued compensation and benefits	69,557,967
Checks payable	3,478,161
Accounts payable and other accrued expenses	19,009,793
Total liabilities	741,340,044
Commitments and contingent liabilities (Note 10)	
Subordinated borrowing	10,000,000
Stockholder's Equity	
Common stock, $1.00 par; authorized 1,000, issued and outstanding 1,000	1,000
Additional paid-in capital	296,485,339
Retained earnings	38,314,553
Accumulated other comprehensive income, net	(3,715,910)
Total stockholder's equity	331,084,982
Total liabilities and stockholder's equity	$ 1,082,425,026

The accompanying notes are an integral part of these financial statements.